Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

September 7, 2010

BY EDGAR AND FEDEX

Mr. Jay Williamson

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549

Re:	Vera Bradley, Inc.
Registration Statement on Form S-1 filed on July 1, 2010
Amendment No. 1 filed on August 13, 2010
Amendment No. 2 filed on September 7, 2010
File No. 333-167934

Dear Mr. Williamson:

On behalf of Vera Bradley, Inc. (the “Company”), enclosed for your review is Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-167934) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2010 and amended by Amendment No. 1 to the Registration Statement filed with the Commission on August 13, 2010. An electronic version of Amendment No. 2 concurrently has been filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 2 has been marked to reflect changes made to Amendment No. 1 to the Registration Statement.

Set forth below are the responses of the Company to the comments of the Staff contained in the Staff’s letter to the Company, dated August 26, 2010, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Mr. Jay Williamson

September 7, 2010

Form S-1, filed August 13, 2010

Comment No. 1

Please update disclosure throughout the prospectus as necessary. For instance, we note that the number of stores disclosed on page 51 is as of May 1, 2010.

Response:

The Company has updated disclosure throughout the Registration Statement to reflect data and its results of operations through July 31, 2010, the end of the Company’s second quarter of fiscal year 2011.

Prospectus Summary, page 1

Comment No. 2

Your response to comment seven from our letter dated July 27, 2010 indicates that, while you believe a potential exists to open 300 stores in the long-term, you have not finalized a medium or long term expansion plan beyond fiscal year 2011. Please revise your disclosure to incorporate this portion of your response, or advise.

Response:

The Company advises the Staff that it is in the process of developing expansion plans for fiscal year 2012, but has not yet finalized medium-term or long-term expansion plans beyond its plans for fiscal year 2011. Prior to the effectiveness of the Registration Statement, the Company intends to finalize plans for fiscal year 2012 and undertakes to revise the Registration Statement to disclose the details of such plan in the Registration Statement.

Use of Proceeds, page 20

Comment No. 3

We note your response to comment 14 from our letter dated July 27, 2010 indicating that you will disclose the amount of the final “S” Corporation distribution payable to your shareholders with offering proceeds once it becomes known. Please include a placeholder in your Use of Proceeds for this disclosure and confirm that you will include this dollar amount in a pre-effective amendment, both in this section and in the certain relationships and related party transactions section (and identify the individuals and amounts to be received). Also, we note your statement that the historical distribution was approximately 40.5% of the prior year’s taxable income. Please reconcile this statement to your Dividend Policy disclosure where you suggest that you distributed “an amount no less than 40.5%…” Finally, please clarify whether you have paid, or will pay, any distributions in fiscal year 2011 for the period prior to your formation.

Mr. Jay Williamson

September 7, 2010

Response:

The Company has revised the “Use of Proceeds” section on page 20 and the “Certain Relationship and Related Party Transactions” section on page 75 to include a placeholder for the amount of the final “S” Corporation distribution. At this time, the Company has not yet completed the Reorganization Transaction, but anticipates completion prior to the effectiveness of the Registration Statement and has revised the relevant disclosure in the Registration Statement to reflect the revised timing. The Company advises the Staff that it will include the dollar amount of the final “S” Corporation distribution in a pre-effective amendment to the Registration Statement. In addition, the Company advises the Staff that it has revised the “Certain Relationship and Related Party Transactions” section on page 75 of the Registration Statement to (i) identify the shareholders who will receive the final “S” Corporation distribution and (ii) include placeholders for the amounts to be received by each shareholder. The amounts to be received by each shareholder will be included in a pre-effective amendment to the Registration Statement.

With respect to the Company’s statement regarding distributions to its shareholders on page 20 of the Registration Statement, the Company has revised the disclosure to more accurately describe historical distributions. In addition, the Company has clarified that it has paid distributions in fiscal year 2011 for the period prior to its formation, but does not expect to pay any additional distributions to its shareholders, other than the final “S” Corporation distribution, after the completion of this offering.

Selected Consolidated Financial Date, page 24

Comment No. 4

We reviewed your response to our prior comment 10. Your response did not address our comment, thus the comment will be reissued. We note your fiscal year end is the Saturday closest to January 31. As a result of the change in your fiscal year in 2008, we note that your results for the fiscal year ended January 31, 2009 include activity for greater than 52 weeks. This is due to your fiscal year beginning on February 1, 2008 versus the Sunday after the Saturday closest to January 31. Please quantify the effect of the difference, if material, if the difference is not material, please so state.

Response:

The Company has revised pages 5, 6, 24 and 25 to indicate that the additional days of activity in fiscal year 2009, resulting from the change in the Company’s fiscal year in 2008, did not have a material effect on the Company’s results of operations.

Mr. Jay Williamson

September 7, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

General

Comment No. 5

We note your response to our prior comment 16. However you have not revised your discussions regarding the reportable operating segments. Thus the comment is partially reissued. We note significant difference in the performance of indirect and direct segments in various periods, the reasons for which have not been discussed. For example, for the fiscal quarter ended May 1, 2010 compared to May 2, 2009 segment net revenue for indirect and direct segments increased by 14% and 28% respectively. However, segment operating income for the same comparable period for indirect and direct segments increased by 39% and 85% respectively. Hence to enhance investor’s understanding of your business, please revise to provide an analysis of your operations for each reportable segment quantifying the effect of each causal factor that you cite for material changes in the operations of your reportable segments. Your robust discussions for each reportable segment should fully explain the changes between periods.

Response:

With respect to the Staff’s request to provide an analysis of operations for each reportable segment, the Company notes that the causal factors driving changes in operations for each reportable segment are the same causal factors driving changes in net revenues and gross profits. The Company acknowledges that the percentage increases of operating income are different than the percentage increases for revenue, but the drivers for such increases are the same. At the request of the Staff, the Company has included an analysis of operations for each reportable segment beginning on pages 32, 34, 36 and 37 of the Registration Statement.

Results of Operations, page 29

Fiscal Year 2010 Compared to Fiscal Year 2009, page 32

Comment No. 6

We note your response to comment 20 from our letter dated July 27, 2010 and the revised disclosure. Please expand on your disclosure to address the underlying business context associated with these impairments and to address how you have refined your site selection process and unit economics since you commenced opening stores.

Mr. Jay Williamson

September 7, 2010

Response:

The Company has revised page 34 of the Registration Statement to address the underlying business context associated with the asset impairment charge in fiscal year 2010 and to describe how the Company has refined its site selection process and unit economics since it commenced opening stores.

Comment No. 7

We partially reissue comment 21 from our letter dated July 27, 2010. Please clarify here and elsewhere whether your expanding Direct business and the shifting mix between Direct and Indirect has or will materially alter the nature and levels of your accounts receivables and inventory.

Response:

The Company advises the Staff that it does not believe its expanding Direct business and the shifting mix between its Direct and Indirect businesses has materially altered or will materially alter the nature and levels of its accounts receivables and inventory in the near future. The Company expects the magnitude of the shift between the Direct and Indirect businesses, and the resulting impact on the nature and levels of accounts receivable and inventories, to be immaterial. The Company has revised the disclosure on pages 38 and 41 to clarify that the Company believes that the expansion of its Direct business is not expected to materially alter the nature and levels of its accounts receivables and inventory in the near future.

Business, page 42

Comment No. 8

We note your response to comment 25 from our letter dated July 27, 2010 and the revised text and we partially reissue. Please revise to further address how you monitor fashion trends and customer needs, forecast your demand, and conduct in-store testing.

Response:

The Company has expanded the product development discussion on page 52 of the Registration Statement to address how it monitors fashion trends and customer needs, forecasts demand and conducts in-store testing.

Comment No. 9

We reissue comment 28 from our letter dated July 27, 2010. Please expand your disclosure on page 53 to discuss in greater detail the competitive conditions in your industry and your competitive position in the industry, as required by Item 101(c)(1)(x) of Regulation S-K.

Mr. Jay Williamson

September 7, 2010

Response:

The Company has expanded the competition discussion on page 57 of the Registration Statement to provide additional details regarding the competitive conditions in its industry and its competitive position in the industry, in accordance with Item 101(c)(1)(x) of Regulation S-K.

Management, page 55

Comment No. 10

Please include the page number in the cross-reference to the discussion of the family relationships.

Response:

The Company has revised page 61 to include the page number of the cross-reference to the discussion of family relationships in the “Certain Relationships and Related Party Transactions” section.

Certain Relationships and Related Party Transactions, page 71

Comment No. 11

The lease agreement with Milburn, LLC related to your corporate headquarters indicates it was entered into in February 1996 and had an initial term of 15 years. Please disclose the expiration date and, if known, address your plans with respect to the renewal of this agreement.

Response:

The Company has revised page 76 to disclose that the expiration date of the lease with Milburn, LLC is March 1, 2011 and to indicate that the Company is continuing to review options regarding its corporate headquarters. The Company further disclosed that it believes it will be able to renew the lease with Milburn, LLC prior to the end of the lease term on substantially the same or similar terms.

Comment No. 12

We partially reissue comment 40 from our letter dated July 27, 2010. We note your response that the shareholder agreements will be filed if they are not terminated as anticipated prior to the completion of the offering. Please note that to the extent they are not terminated prior to the effectiveness of the registration statement, they will need to be filed as exhibits and discussed in the prospectus.

Mr. Jay Williamson

September 7, 2010

Response:

The Company acknowledges the Staff’s comment regarding the shareholder agreements referred to on pages 76 and 77 and confirms that the Company anticipates that the shareholder agreements will be terminated prior to the effectiveness of the Registration Statement. The Company agrees to file as exhibits any such agreements that are not terminated as anticipated.

Financial Statements

Notes to Consolidated Financial Statements

1. Description of Company

Reorganization, page F-6

Comment No. 13

We note your revised disclosures regarding reorganization in response to our prior comment 48. As stated in our prior comments, please reference these disclosures on page F-1.

Response:

The Company has revised page F-1 to include the disclosure regarding the reorganization transaction.

**********

Mr. Jay Williamson

September 7, 2010

If you have any questions regarding any of the responses in this letter or Amendment No. 2, please call me at (312) 558-6061 or, in my absence, Steven J. Gavin at (312) 558-5979.

Respectfully submitted,

/s/ Arlene K. Lim
Arlene K. Lim

Enclosures

cc:	Pam Howell
Raj Rajan
Brian Bhandari
Patrick Daugherty (Foley & Lardner LLP)